Company – Lend Lease Corporation Limited
File No 82-3498



Lend Lease Corporation Limited
ABN 32 000 226 228
Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia
Telephone
(612) 9236 6111
Facsimile
(612) 9252 2192
www.lendlease.com

23 July 2004



Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

Attention: Filing Clerk

Dear Sir

Re: Company: Lend Lease Corporation Limited
File No: 82 - 3498

SUPPL

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Documents
16 July 2004	Announcement to Australian Stock Exchange US Investor Roadshow – 15 & 16 July 2004
19 July 2004	Announcement to Australian Stock Exchange Appendix 3E – Daily Share Buyback Notice
20 July 2004	Announcement to Australian Stock Exchange Appendix 3E – Daily Share Buyback Notice
20 July 2004	Announcement to Australian Stock Exchange US Investor Roadshow – 15 & 16 July 2004
20 July 2004	Announcement to Australian Stock Exchange Notification of Share Cancellation
21 July 2004	Announcement to Australian Stock Exchange Appendix 3E – Daily Share Buyback Notice
22 July 2004	Announcement to Australian Stock Exchange Appendix 3E – Daily Share Buyback Notice
23 July 2004	Announcement to Australian Stock Exchange Appendix 3E – Daily Share Buyback Notice

PROCESSED
AUG 09 2004
THOMSON FINANCIAL

Yours faithfully

S. Sharpe

S J Sharpe
Company Secretary


SEC MAIL PROCESSING
RECEIVED
AUG 06 2004
WASH. D.C. 185 SECTION



Company - Lend Lease Corporation Limited
File No 82-3498


Lend Lease
CORPORATION

Lend Lease Corporation Limited
ABN 32 000 226 228
Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia
Telephone (612) 9236 6111
Facsimile (612) 9252 2192
www.lendlease.com

16 ~~14~~ July 2004

The Manager
Companies Section
Australian Stock Exchange Limited

The Manager
Companies Section
New Zealand Exchange Limited

Pages: eighty three (83) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

LEND LEASE CORPORATION LIMITED
US INVESTOR ROADSHOW – 15 & 16 JULY 2004

With reference to the Investor Roadshow held by Lend Lease Corporation Limited ("Lease Lease") in New York on 15 July 2004, attached are the following presentations:

- Americas – Chief Executive Officer, Ron Oakley
- Risk Management & Operational Efficiency
- Bovis Lend Lease - Americas

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe
S J SHARPE
Company Secretary




Lend Lease
Americas
Chief Executive Officer
Ron Oakley

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease

- Sites
- Organization
- Overview
- The Business
- Our Competitive Advantages
- Growth Outlook
- Risk Management
- Summary

Lend Lease

Lend Lease

Client:	Columbus Center
Developer:	The Related Companies, L.P.; Apollo Real Estate Advisors, L.P; The Palladium Company
Type of Work:	Mixed Use: Time Warner HQ; Mandarin Hotel; Retail, Residences and Parking; Jazz Theater
Scope of Work:	2.8 million sf, 55 floors above grade
Construction Service:	Construction Management, GMP
Total Contract Amount:	US$855 million

Company - Lend Lease Corporation Limited
File No 82-3498

[illegible] Tower, New York

Lend Lease

731 Lexington Avenue, New York, NY

Client:	Vornado Realty Trust
Type of Work:	Mixed Use: Retail, commercial and residential spaces
Scope of Work:	1,387,825 sf, 52-floor above grade, 101 residential units
Construction Service:	Construction Management, GMP
Total Contract Amount:	US$ 462 million

Note: 81% complete

Hotel Sofitel, New York

Lend Lease

Client:	Accor Group
Type of Work:	Hospitality
Scope of Work:	295,000 sf, 30-story limestone and glass tower, 402 rooms, including 58 suites
Construction Service:	Construction Management, GMP
Total Contract Amount:	US$ 83.4 million

Note: The Hotel was ranked 13th among the 1999 Top Projects selected by New York Construction News, June 2000.

The Ritz-Carlton Hotel & Residences, New York

Lend Lease

Client:	Millennium Partners
Type of Work:	Hotel and Residential
Scope of Work:	600,000 sf high-rise, 41-story, 298 450-sf guestrooms including a restaurant, fitness center and spa, and 114 custom condominium units
Construction Service:	Construction Management, GMP
Total Contract Amount:	US$ 158.5 million

Note:
2001 Residential Project of the Year, New York Construction News, Best of 2001
2001 Award of Merit, Concrete Industry Board
2002 Top Projects, New York Construction News (#11)

The [illegible] New York, New York

Lend Lease

Client:	Worldwide Realty
Type of Work:	Residential and Retail
Scope of Work:	240,000 sf New 30-story luxury condominium with 119 high end units.
Total Contract Amount:	US$ 59 Million
Construction Service:	Construction Management, GMP

Note: 71% complete

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease

Organization

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease



Business Units
Corporate Team
Ron Oakley
CEO, Lend Lease
212.592.6802
Pete Marchetto
Chief Operating Officer
Bovis Lend Lease
212.592.6761
Peter Koziol
Chief Executive Officer
Actus Lend Lease
707.252.2325
Mike Bellaman
Head of Global Alliance
312.423.1323
John Petchonka
Head of
Life Sciences
609.951.0500
Karen Coe
Human Resources
Director
212.592.6809
Michael Feigin
Chief Commercial and
Legal Officer
212.592.6806
Mary Costello
Corporate Communications
Director
212.592.6946
Simon Hickey
Chief Financial Officer
212.592.6807
Steve Thomas
Chief Information Officer
704.357.2835
Napa
Chicago
New York
Princeton
Charlotte


Lend Lease

Lend Lease

- Lend Lease Americas businesses
  - Bovis Lend Lease
  - Actus Lend Lease
  - REI / King of Prussia
- Bovis Lend Lease
  - Strong diversified construction management business
- Actus Lend Lease well positioned in US military housing privatization
- Strong record - consistent returns above cost of capital
- Strong growth outlook across the business

Incident & Injury Free

Lend Lease

How do you tell a four year old he'll never see his father again?

Incident & Injury Free

Lend Lease

Como le dices a tu Hija que jamás volverá a ver a su Madre otra vez?

Incident & Injury Free

Aotus
Lend Lease

Injury & Incident Free Process


Lend Lease

Bovis Lend Lease is committed to making safety a core value in our organization. This process is called Incident & Injury Free (IIF). It represents the heart of our entire EHS system.

- The IIF process addresses the human side of safety. It attempts to engage workers and managers on a personal level.
- This improvement process involves aligning our entire business around safe work.
- All Bovis Lend Lease employees worldwide have attended either two-day IIF leadership commitment workshops or 4-hour IIF orientation.
- Each regional office globally has developed a safety action plan to include budget, communications, and schedule to sustain the process.
- We require subcontractor foremen working on our project to attend Supervisor/Foremen IIF Skills Workshops.
- Moving forward, we are reaching out to our clients, subcontractor owners, competitors, and union affiliates worldwide, to gain a shared commitment.

Lend Lease

- **The Right Thing to Do**
  - We believe that working Incident & Injury Free is a choice and a basic human right.
  - The leaders in the construction industry will be those who succeed in the transformation to making an Incident & Injury Free industry a given.
  - We recognize that this vision is achievable if we are committed and this commitment requires taking a personal stand, great courage and trust.

- **The Smart Thing to Do**
  - Over 40% of our profits come from clients who demand Incident & Injury Free performance.
  - The world's best companies have come to realize that a poor safety record can destroy brands, by undermining productivity, corporate reputation and financial performance.
  - This is why fortune 500 companies have made excellence in safety a focus for their culture and often their business model.

What Does an IIF Environment Look Like?


Lend Lease

- **Incident & Injury Free is a commitment, both personal and organizational, to create an existence absent of incident and injury.**
  - It is not a goal, or a result, or a trophy to seek and acquire.
  - It is a mindset intolerant of any level, frequency, or severity of incident or injury.
  - With Incident & Injury Free, people go beyond learning how to avoid what they do not want, and learn how to generate what they do want.
- **Safety is value-based, not priority-based.**
  - Safety is not in competition with personal or organizational priorities.
  - Doing something safely is recognized as an inseparable element of "doing it right," just as much as efficiency, quality, productivity, environmental and social responsibility, or any other criteria of excellence.


Incident & Injury Free
Lend Lease
Bovis
Lend Lease
I want my mum and dad
to come home safe
everyday.
Don't be told to
work safe
CHOOSE
to work safe.
17

Company - Lend Lease Corporation Limited
File No 82-3498


Lend Lease
The Business

Bovis Lend Lease United States

Lend Lease

Boston
Ithaca
New York
Princeton
Washington
Chicago
Columbus
Raleigh
Charlotte
Nashville
Atlanta
San Francisco
Los Angeles
Dallas
Orlando
Miami
Hawaii


Lend Lease
Fort Lewis & McChord AFB
Travis AFB
NPGS Monterey
Vandenberg AFB
Fort Irwin
Camp Pendleton
Camp Pendleton
Hawaii
Napa
NAS Lemoore
Nellis AFB
Twenty-nine Palms
Fort Huachuca
Cannon AFB
Davis-Monthan AFB
Fort Bliss
McConnel AFB
Altus AFB
Fort Hood
Fort Sam Houston
Fort Campbell
Fort Knox
Nashville
Fort Drum
Parsippany
Langley AFB
Fort Bragg
CNRSE – East PPV
NWS Charleston CS
NSB Kings Bay GA
NAS Jacksonville FL
NS Mayport FL
NAS Whiting Field FL
NCSS Panama City FL
NAS Pensacola FL
NAS Key West FL
Current (Selected) MHPI Projects
Working MHPI Projects
Current (Selected) MILCON Projects
Working MILCON Projects
Completed MILCON Projects

Lend Lease

- On July 8, 2004 the U.S. Court of Federal Claims rendered a decision enjoining the U.S. Air Force and Actus from closing the Hickam AFB Project.
- The Court ordered the Air Force to either confirm or amend the Hickam AFB Solicitation and to re-open bidding to Actus and Hunt Building Company, LTD (the protesting party).
- The Air Force is separately considering its options, which include, but are not necessarily limited to, appealing the decision, re-opening bidding in accordance with the Court's order or terminating the solicitation and perhaps combining the existing Hickam project with the proposed Hickam Phase II project in a new, larger project.
- The Air Force and Actus each have 60 days from the entry of the Court's order to commence an appeal.

Lend Lease

Our Competitive Advantages

Our Competitive Advantages

Lend Lease

- Respected brands
- Great people
- Good market position and geographic presence
- Consistent performance
- Proven operational discipline and risk management

Strengths of Bovis Lend Lease US Business Model

Lend Lease

- Strong financial position
- Bonding capacity
- Varied market sector mix
- Low risk delivery model
- High repeat customer base - 80%+
- Local/global expertise

Company - Lend Lease Corporation Limited
File No 82-3498



Lend Lease
Summary

Summary

Lend Lease

- Established market position at relatively low capital cost
- Strong market positions in key American markets
- Longer term earnings security from Actus and King of Prussia
- Track record of profit growth since acquisition of Bovis by Lend Lease
- Potential to develop Urban Communities business through Lend Lease US' market position and Lend Lease Group skills
- Operational efficiency

Company - Lend Lease Corporation Limited
File No 82-3498


Lend Lease

Lend Lease

Risk Management & Operational Efficiency


Risk Management Structure
Lend Lease
Risk Control Group
Simon Hickey
CFO
Risk
Managers
Ops
Ed Ayuso
Wayne Hitches
Ron Oakley
CEO
Mark Melson
EVP
Jim Dietrich
EVP
Mike Feigin
Head of Risk
Jeff Arfsten
EVP
Larry Atkins
EVP
Mike Killbridge
Mike Beeson
2

Limits of Authority

Lend Lease

- Identifies major areas of risk and who must approve them at Corporate and within the Business Unit.
- Financial, Operational, and Business Processes.
- Touches different parts of the decision process.
- Includes Guidances on business processes like joint ventures and parent company guarantees.

Global Minimum Project Standards (GMPS)

Lend Lease

1. Go/No Go
2. Conversion Strategy
3. Conversion/Investment Authorization
4. Project Profit Plan
5. Pre-Commitment Review
6. Change Management
7. Project Financials – Cost Reporting
8. Project Reviews
9. Commission/Service/Construction Authorization
10. Project Closeout

Global Minimum Project Standards
Bovis Lend Lease Americas Steps

Lend Lease

Step	GMPS #	Standard
1	1,2,3	Go/No Go
		Conversion Strategy
		Conversion/Investment Authorization
2	4	Project Profit Plan
3	5	Pre-Construction/Consultant Services Authorization
4	9	Commission/Service/Construction Authorization
5	8	Project Reviews
	7	Project Financials – Cost Reporting
	6	Change Management
6	10	Project Closeout


Bovis
Lend Lease

Bovis Lend Lease - Americas

Pete Marchetto

Agenda

- Geographic Area
- Regional Organization
- Market Attractiveness
- Competitive Position


Bovis
Lend Lease

Bovis
Lend Lease

Agenda

- Geographic Area

Geographic Area — Bovis Lend Lease Americas


Bovis
Lend Lease
Boston
Ithaca
New York
Princeton
Washington
Chicago
Columbus
San Francisco
Los Angeles
Raleigh
Charlotte
Nashville
Atlanta
Dallas
Orlando
Miami
Mexico City
Sao Paulo
Buenos Aires

Agenda

-
- Regional Organization
-
-


Bovis
Lend Lease

Bovis Lend Lease Americas

2,193 - Total Regional Staff Resources


Bovis
Lend Lease
PETE MARCHETTO
Chief Operating Officer
JEFF ARFSTEN
Chicago
Total 347 employees
JEFF REIMER
Chicago
168 employees
GEORGE KEPPLER
Columbus
39 employees
BRUCE BERRARDI
San Francisco
45 employees
TODD PENNINGTON
Los Angeles
95 employees
LARRY ATKINS
Charlotte
Total 630 employees
MIKE HAMPTON
Atlanta
50 employees
LOUIS MOSLEY
Charlotte
156 employees
JEFF JONES
Dallas
29 employees
STEVE HOOD
Miami
82 employees
TERRY BRANTLEY
Nashville
107 employees
ROD CREACH
Orlando Healthcare
69 employees
BRAD ELLER
Raleigh
113 employees
MARK MELSON
New York
Total 1,161 employees
JOE FARRELL
Boston
104 employees
MARK BALLING
Ithaca/Upstate NY
53 employees
JAMES ABADIE
New York
588 employees
BOB THOMSEN
Princeton
218 employees
STEVE CONLEY
Washington DC
198 employees
Eduardo Sposito
Latin America
Total 55 employees

Agenda

-
-
- **Market Attractiveness**
-


Bovis
Lend Lease

Market Attractiveness

Sector Portfolio

GPM % of Total by Sector


BP
10%
Education & Government
19%
Health & Life Sciences
23%
General Building
48%

Note: GPM = Gross Profit Margin


Bovis
Lend Lease

Market Attractiveness

Service Offering Mix - % of GPM


Program Management
21%
Construction Management Agency
14%
Design/Build
4%
Consulting
2%
Construction Management Risk
59%


Bovis
Lend Lease

Company - Lend Lease Corporation Limited
File No 82-3498


Bovis
Lend Lease

Market Attractiveness

Client Offering Mix - % of GPM


Base
Opportunistic
17%
Repeat Client
33%
Asset Client*
50%

Asset Client includes BP and Pharmaceutical (Princeton)

Competitors & Market Ranking

Contracting Revenues for 2003

2004	2003	Firm
1	1	Bechtel, San Francisco, Calif
2	3	Centex, Dallas, Texas
3	6	KBR, Houston, Texas
4	2	Fluor Corp., Aliso Viejo, Calif.
5	4	The Turner Corp., Dallas, Texas
6	5	Skanska USA Inc., Whitestone, N.Y.†
7	7	Peter Kiewit Sons' Inc., Omaha, Neb.
8	8	Bovis Lend Lease, New York, N.Y
9	16	Foster Wheeler Ltd., Clinton, N.J.
10	10	The Shaw Group Inc., Baton Rouge, La

- **Bovis Lend Lease has ranked 8th among the top 400 Contractors by *ENR* magazine, May 17, 2004 issue. This is our second year as the 8th largest (have been in the top 10 for the last 5 years).**

** Source – ENR Magazine*

Bovis
Lend Lease



Competitors & Market Ranking

Construction Management at Risk

2004	2003	Firm
1	1	The Turner Corp., Dallas, Texas
2	2	Skanska USA Inc., Whitestone, N.Y.
3	28	Bechtel, San Francisco, Calif.
4	3	Bovis Lend Lease, New York, N.Y.
5	7	Fluor Corp., Aliso Viejo, Calif.
6	4	Gilbane Building Co., Providence, R.I.
7	5	Structure Tone Inc., New York, N.Y.
8	6	J.E. Dunn Group, Kansas City, Mo.
9	9	The Whiting-Turner Contracting Co., Baltimore, Md.
10	10	DPR Construction, Redwood City, Calif.

- Rankings are based on 2003 revenue in $ millions from "at-risk" construction management or project/program contracts where the firm is exposed to financial responsibilities and risk similar to those of a general contractor.

* *Source – ENR Magazine*

Bovis
Lend Lease

Company - Lend Lease Corporation Limited
File No 82-3498

Competitors & Market Ranking

Construction Management (fee)

2004	2003	Firm
1	3	CH2M Hill Cos. Ltd., Denver, Colo.
2	6	Parsons Brinckerhoff, New York, N.Y.
3	8	Jacobs, Pasadena, Calif.
4	4	URS, San Francisco, Calif.
5	5	Parsons, Pasadena, Calif.
6	10	Bechtel, San Francisco, Calif.
7	11	The Turner Corp., Dallas, Texas
8	7	Bovis Lend Lease, New York, N.Y.
9	9	Washington Group Int'l, Boise, Idaho
10	13	Heery International Inc., Atlanta, Ga.

- **Companies are ranked based on total 2002 revenue in $ millions for construction management or project/program management services performed as a professional service for a fee.**



** Source – ENR Magazine*

Market Attractiveness

Profile of Projects Underway — Americas

Office	Number of Assignments	Total Contract Value $million
New York	135	$2,646
Ithaca	14	$12
Boston/Hartford	9	$440
Princeton	27	$399
Washington	27	$742
Chicago	18	$571
Columbus	12	$55
Carolinas	30	$786
San Francisco	6	$381
Los Angeles	9	$36
Nashville	16	$375
Atlanta	4	$40
Florida	17	$377
Dallas	4	$121
Latin America	7	$2
Total	**335**	**$6,983**

Bovis
Lend Lease

335 active projects valued at [illegible] Billion

Market Attractiveness

Profile of Projects Underway — New York

Bovis
Lend Lease

135 active projects valued at $2.6 billion

Major Projects...



Time Warner Center
New York, New York

731 Lexington Avenue
New York, New York

Trump Place @ Riverside South
New York, New York


Bovis
Lend Lease

Market Attractiveness

Profile of Projects Underway — Princeton

27 active projects
valued at $399 million



Major Projects...



NJEDA Abbott Schools
New Jersey





Underwood Memorial Hospital
Woodbury, New Jersey

Market Attractiveness

Profile of Projects Underway — Ithaca


14 active projects
valued at $12 million


Major Projects...



Ulster County Correctional Facility
Kingston, New York



Phelps-Clifton Springs CSD
Clifton Springs, New York



Berkshire Medical Center
Pittsfield, Massachusetts

Bovis
Lend Lease

Market Attractiveness

Profile of Projects Underway — Boston

9 active projects
valued at $440 million


Bovis
Lend Lease

Major Projects...





33 Arch Street
Boston, Massachusetts





Merck Boston Research Center
Boston, Massachusetts

University of Massachusetts
Boston, Massachusetts



Market Attractiveness

Profile of Projects Underway — Chicago

Bovis Lend Lease

18 active projects valued at $571 million

Major Projects...

111 South Wacker Drive
Chicago, Illinois

71 South Wacker Drive
Chicago, Illinois

Two River Place
Chicago, Illinois


Bovis
Lend Lease

Market Attractiveness

Profile of Projects Underway — Columbus

12 active projects
valued at $55 million

Major Projects...

Ohio State University
Columbus, Ohio

Market Attractiveness

Profile of Projects Underway — Charlotte

Bovis
Lend Lease

30 active Charlotte & Raleigh projects valued at $786 million

Major Projects...



Appalachian State University - Central Library
Boone, North Carolina



Wake Forest University Baptist - Cancer Center
Winston-Salem, North Carolina



Billy Graham Evangelistic Association Corporate Headquarters
Charlotte, North Carolina

Bovis
Lend Lease

Market Attractiveness

Profile of Projects Underway — Raleigh

Major Projects...



American Tobacco
Raleigh, North Carolina



Duke University Medical - Medical Science Research
Durham, North Carolina

North Hills Mall Development
Raleigh, North Carolina

Market Attractiveness

Profile of Projects Underway — Dallas

Bovis
Lend Lease

Major Projects...



St. Mark's Medical Center
LaGrange, Texas


4 active projects
valued at $121
million



Scott & White Memorial - Center for Advanced Medicine
Temple, Texas

Market Attractiveness

Profile of Projects Underway — Los Angeles

9 active projects valued at $36 million

Bovis Lend Lease

Major Projects...



Los Angeles City College - Proposition A *Program*
Los Angeles, California



Los Angeles Unified School District, Science Education Resource Center
Los Angeles, California



Long Beach Community College Measure E
Long Beach, California

Market Attractiveness

Profile of Projects Underway — Miami

17 active Orlando & Miami projects valued at $377 million

Major Projects...



Azure Condominiums
Surfside, Florida



University of Miami Research
Miami, Florida



Fairfield @ Dadeland
Kendall, Florida

Bovis
Lend Lease

Market Attractiveness

Profile of Projects Underway — Orlando

Major Projects...



Holmes Regional Medical Center- Heart & Parking
Melbourne, Florida

HealthPark Medical Center Vertical Expansion
Ft. Myers, Florida




Univ. of S. Florida — Nanotech 1 Facility
Tampa, Florida

Bovis
Lend Lease

Market Attractiveness

Profile of Projects Underway — San Francisco

6 active projects valued at $381 million


Bovis
Lend Lease



Major Projects...

Oakland International Airport Expansion,
Oakland, California



Bryant Street Seawall Restoration (Pier 30-32)
San Francisco, California



Brannan Square
San Francisco, California

Market Attractiveness

Profile of Projects Underway — Washington

27 active projects valued at $742 million



Major Projects...



Potomac Hospital - Additions & Renovations
Potomac, Maryland



400 *Massachusetts Avenue*
Washington, DC



Montgomery College Expansion
Takoma Park, Maryland

Bovis
Lend Lease

Company - Lend Lease Corporation Limited
File No 82-3498

Bovis
Lend Lease

Market Attractiveness

Profile of Projects Underway — Nashville

16 active projects
valued at $375 million

Major Projects...



Presbyterian Hospital of Denton
Denton, Texas



Baptist Memorial Hospital Desoto
Southaven, Mississippi


Triad
VALLEY
Valley Medical Center

Valley Medical Center
Palmer, Alaska




Bovis
Lend Lease

Market Attractiveness

Profile of Projects Underway — Atlanta

4 active projects valued at $40 million



Major Projects...



Hartsfield-Jackson Atlanta — 5th Runway Project
Atlanta, Georgia



Athens Regional Medical Center
Athens, Georgia

Key Prospects – Bovis Lend Lease

Bovis
Lend Lease

Location	Client, Project Name, Location	Scope of Work and Service
New York	PATH Station, New York, NY	Transportation; CM at risk
New York	Newark Arena, Newark, NJ	Sports / Stadium; CM at risk
New York	NY Jets Organization;| NY Jets Stadium	120,000 seat Stadium; CM at risk
Chicago	Trump Tower, Chicago	462 unit condo 2,491,360 sf residential tower 192 room hotel
Princeton	Princeton University Master Plan	CM-GMP

Sector Growth Trends

Base business will grow with the market


BLL Market Segments
$USbillions
50
40
30
20
10
0
Education
Multifamily
Office
Retail
Healthcare
Hotels
2003
2004
2005
2006
2007

Source: McGraw Hill Construction

Bovis
Lend Lease

Agenda

○

○

○

○ Competitive Position


Bovis
Lend Lease

Market Position

- Healthcare — No. 1
- Multi-Unit Residential — No. 1
- Military Housing — No. 1
- Government Offices — No. 4
- Hotels / Motels — No. 5
- Pharmaceutical Plants / R&D Labs — No. 5
- Senior Living (estimated, not ENR) — No. 5
- Commercial / Office — No. 6

Source: 2003 ENR (McGraw Hill)


Bovis
Lend Lease

Competitive Position

Asset Client Penetration


Bovis
Lend Lease
Trump Organization (NYC to Chicago)
United States GSA (Ithaca to Chicago)
United Airlines (Indianapolis to Chicago)
Higgins Development
(Chicago to Columbus)
Millennium Partners (NYC to California)
Twining Properties (NYC to Boston)
The Related Companies (NYC to Boston)
Merck & Co. (Princeton to Boston)
AMGEN (Princeton to Boston)
Dow Jones (Princeton to NYC)
KPMG
(Princeton to NYC)
The John Buck Co.
(Chicago to NYC)
NJEDA (Collaboration between Princeton and NYC)
Pfizer, Inc. (NYC to Princeton)
Los Angeles
Boston
New York
Princeton
shington
Orlando
Miami

Growth Opportunities

Significant opportunity for growth exists in:

- Healthcare
- Federal Markets
- Sports (New York Metropolitan Area)


Bovis
Lend Lease

Healthcare Sector Construction Outlook

US$s in Billions

$20
$18
$16
$14
$12
$10
$8
$6
$4
$2
$0

2000
2001
2002
2003
2004

Source: McGraw Hill – FW Dodge

Bovis
Lend Lease

Bovis Lend Lease Healthcare Track Record


Bovis
Lend Lease

Type of Healthcare	Facilities
Mega Hospitals	○ Cornell University Medical Center ○ Long Island Jewish Medical Center ○ Mission Saint Joseph Hospital ○ New York Presbyterian Hospital
Specialty Facilities	○ Athens Regional Medical Center ○ Duke University Medical Center ○ Franklin Square Hospital Cancer Center ○ Wake Forest University Medical Center
Medical Office Buildings	○ Zucker Hillside Psychiatric Hospital ○ Miami Children's Hospital ○ George Bush Physician Pavilion ○ Holmes Regional Medical Center
For profit hospital companies	○ Multiple HCA Projects ○ Multiple Triad Hospital Projects ○ Baptist Health South Florida ○ Healthcare Property Group

New York Metropolitan Area Sports Opportunities

Bovis Lend Lease


GIANTS
JETS

- Nine (9) professional sports franchises representing the NFL, NHL, NBA and MLB
- Nine (9) new stadium/arena construction and renovation programs planned
- Major convention center expansion planned (Jacob Javits Center)
- First NASCAR track in the Northeast planned for Staten Island
- New York City selected as United States city bidding to become 2012 Summer Olympics Host City

Total Anticipated Sports Construction Spend – NY Area

Bovis Lend Lease

Venue	Spend	Status
Brooklyn Nets Arena / Atlantic Yards	$2.5b	
Destiny USA	$2.2b	
MSG Mixed-Use Development	$2b	
Jacob Javits Center Expansion	$1.2b	
New York Jets Stadium	$1.2b	BLL/Hunt 1of 2 - Award Date 2/05
New Madison Square Garden	$500m	
Newark Arena	$355m	BLL/Hunt 1of 3 - Award Date 11/04
Giants Stadium	$300m	BLL/Hunt 1of 3 - Award Date 1/05
New Nassau Coliseum	$300m	
New York International Speedway	$400m	
New Shea Stadium	$800m	BLL/Hunt 1of 2 - Award Date 1/05
New Yankee Stadium	$800m	
2012 Olympic Games	$12b	
Grand Total	**$26.5 billion**	

US Privatised Sector Construction Opportunities


Bovis
Lend Lease

Federal/State and Local Government

- Dept. of Defence – Military Housing
- Higher Education – Student Housing
- Higher Education – Public Campuses
- K-12 Education
- Transportation – Bus/Toll Roads
- Aviation
- Correctional Facilities
- Energy
- Water and Wastewater Treatment Facilities

Case Studies


Bovis
Lend Lease

Jeff Arfsten – Chicago (High Rise)

- 71 South Wacker Street
- 111 South Wacker Street

Larry Atkins – Charlotte (Healthcare)

- Duke University Medical Center
- HCA

Mark Melson – New York (Education)

- Columbia University

71 South Wacker, The Hyatt Center Chicago, Illinois



Completion	2005
Assignment	Preconstruction / General Construction, GMP
Client	Higgins Development
Architect	Pei, Cobb Freed & Partners



71 South Wacker, The Hyatt Center Chicago, Illinois

- Provided high quality cost management and design review services to reduce the project's cost from its original estimate down to the budget amount.

- Managed the preconstruction effort through an aggressive schedule, obtaining building permits and awarding major trade contracts allowing the construction to meet milestones required to complete the building before the first agreed tenant occupancy dates.

- Facilitated a collaborative work effort between the client, a diverse design team led by a signature design architect based on the East Coast, and Bovis Lend Lease.

- Responded in a timely manner to numerous estimating requirements necessitated during lease negotiations, finance applications, and changes to the building design.

- Established a strong safety program prior to the start of construction.

111 South Wacker, Chicago, Illinois



Completion	2004
Assignment	Preconstruction / General Construction, GMP
Client	The John Buck Company
Architect	Lohan Caprile Goettsch Architects

Continuing our long and fruitful relationship with The John Buck Company in downtown Chicago, Bovis Lend Lease is providing Preconstruction Consulting and General Construction services for Buck's latest development, 111 South Wacker.

111 South Wacker is a 50-story, Class A office building and parking structure designed by Lohan Caprile Goettsch Architects with Skilling Ward Magnusson Barkshire as structural engineers. The mechanical trades are design-build with WMA acting as the engineer of record.

Duke University Medical Center — Comprehensive Building Program Durham, North Carolina

Construction Value	$240+ million
Building Size	900,000 sf
Completion	Ongoing
Assignment	General Construction / Construction Management
Client	Duke University Medical Center
Architect	Various



Our team has been chosen to provide a full range of construction services to Duke University Medical Center for projects valued over $240 Million since October 1991.

- Duke Clinic — Engineering Systems Renewal
- McGovern — Davison Children's Health Center
- MRI Center
- Student Health Clinic Renovation
- Neuropharmacology Lab Renovation
- Neurobiology Vivarium Expansion
- Center for Human Genetics
- The Ruth and Herman Albert Eye Research Institute
- Medical Science Research Building 2

HCA Nashville, Tennessee

Construction Value	$1.8 billion
Completion	Ongoing
Assignment	Construction Management
Client	HCA
Architect	Various



The ongoing Client HCA is an example of our multi-site, multi-project (280 separate projects) expertise for the Client. On all projects, we work closely with the numerous design consultants, from the preliminary budgeting process through document development to final guaranteed pricing. Our involvement typically begins at project programming inception, often to help the Client determine and/or support the need for the facility.

- Multi-building Program
- Design Management
- Construction Management

Columbia University Faculty Residence and School, New York



Construction Value	$64 Million
Completion	2003
Assignment	Construction Management
Client	Columbia University
Architect	Beyer Blinder Belle

Bovis Lend Lease provided construction management services to Columbia University for a new 14-story school and faculty residence, located on the southeast corner of 110th Street and Broadway. The limestone and brick building includes approximately 13,000 sf of basement and ground floor retail space, a Columbia-affiliated elementary school for approximately 700 students, as well as six floors of high end residential units for Columbia staff faculty and their families.

Columbia University Lenfest Hall, New York



Construction Value	$35 million
Building Size	120,800 sf
Completion	2003
Assignment	Construction Management
Client	Columbia University
Architect	Gruzen Samton

The project involved the construction of a 16-story concrete residential building, which contains 211 units – 181 studios, 29 one-bedroom apartments, and one two-bedroom apartment. Each apartment unit has a kitchen and a private bathroom. The finishes used in each include: wood flooring in the bedroom and living areas and ceramic tile in the kitchens and bathrooms. The lobby level contains a seminar room and the C-3 level has a recreation and study room.

Columbia University School of Social Work, New York

Construction Value	$45 million
Building Size	145,800
Completion	2004
Assignment	Construction Management
Client	Columbia University
Architect	Cooper Robertson and Partners

Bovis Lend Lease is providing construction management services for the new School of Social Work building, which is being constructed on a University owned parking lot located on Amsterdam Avenue and 121st Street. Bovis Lend Lease was retained at the steel erection stage after the University removed another construction management firm. Bovis Lend Lease was awarded construction management responsibilities for this complex project without competition due to the firm's existing relationship with the University; a result of the recent successful assignment of the Faculty Residence and School.



Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

19 July 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By electronic lodgement

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Lend Lease Corporation Limited advises the on market buyback of 124,000 shares for $1,334,017 on Friday 16 July 2004. The highest price paid was $10.77 and the lowest price paid was $10.75. The total maximum number of shares that may still be bought back under the buyback is 42,173,373 (refer attached Appendix 3E).

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary


SEC MAIL PROCESSING
RECEIVED
AUG 0 6 2004
WASH, D.C.
185
SECTION

Company - Lend Lease Corporation Limited
File No 82-5498

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	24 May 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,702,627	124,000
4	Total consideration paid or payable for the shares	$17,734,292	$1,334,017

+ See chapter 19 for defined terms.

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.75 date: 15-Jul-04 lowest price paid: $10.24 date: 30-Jun-04	highest price paid: $10.77 lowest price paid: $10.75 highest price allowed under rule 7.33: $11.2182

Participation by directors

6 Deleted 30/9/2001.

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	42,173,373

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ......S. Sharpe............ Date: 19/7/04
(~~Director~~/Company secretary)

Print name:



Company - Lend Lease Corporation Limited
File No 82-3498

20 July 2004

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By electronic lodgement

Pages: Three (3) pages

Dear Sir

**Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice**

Lend Lease Corporation Limited advises the on market buyback of 27,443 shares for $298,349 on Monday 19 July 2004. The highest price paid was $10.95 and the lowest price paid was $10.76. The total maximum number of shares that may still be bought back under the buyback is 42,145,930 (refer attached Appendix 3E).

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	24 May 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,826,627	27,443
4	Total consideration paid or payable for the shares	$19,068,309	$298,349

+ See chapter 19 for defined terms.

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.77 date: 16-Jul-04 lowest price paid: $10.24 date: 30-Jun-04	highest price paid: $10.95 lowest price paid: $10.76 highest price allowed under rule 7.33: $11.3169

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	42,145,930

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 20/7/04
(~~Director~~/Company secretary)

Print name:

+ See chapter 19 for defined terms.

Lend Lease
CORPORATION

Lend Lease Corporation Limited
ABN 32 000 226 228
Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia
Telephone
(612) 9236 6111
Facsimile
(612) 9252 2192
www.lendlease.com

20 July 2004

The Manager
Companies Section
Australian Stock Exchange Limited

The Manager
Companies Section
New Zealand Exchange Limited

Pages: one hundred and four (104) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

LEND LEASE CORPORATION LIMITED
US INVESTOR ROADSHOW – 15 & 16 JULY 2004

With reference to the Investor Roadshow held by Lend Lease Corporation Limited ("Lease Lease") in New York on 16 July 2004, attached are the following presentations:

- King of Prussia
- Actus Lend Lease

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Lend Lease

King of Prussia

The Court & The Plaza at King of Prussia

Lend Lease



Lend Lease

King of Prussia Mall, Pennsylvania

Built:	The Plaza 1961; The Court 1981
Square footage:	2,850,000
Purchased:	50% 1996 US$110M
Joint Owner:	Kingmark Associates

Largest enclosed retail shopping mall on the east coast of the U.S.

8 department stores

350 specialty shops

35 restaurants


Lend Lease
Ownership Structure
King of Prussia Associates
Kingmak Associates
(50% partnership interest)
Yarmouth Lend Lease KOP, Inc
(50% partnership interest)
(1)
Kravo Investments, Inc
32.5% interest
Frost Family Trusts
22.5% interest
Powell Family Trusts
22.5% interest
Shaeffer Family Trusts
22.5% interest
Simon Property Group
80% interest
Powell Family
20% interest
(2)
KRAVCO Company
Simon Property Group
50% interest
Powell Family
50% interest
(1) Kravco Investments, Inc. is the entity which holds the investment interest in other real estate assets outside of King of Prussia. Uncertain if control is still shared 50/50, or if Simon has a controlling vote.
(2) KRAVCO Company holds the management contracts and control is shared between the Simon Group and the Powell Family.
4

Lend Lease

Asset Valuation (US$m)

Valuation Summary	June 30, 2003	June 30, 2004
Property Free & Clear **(1)**	$633.0	$744.0
Forward 12 Month Net Operating Income **(2)**	$ 46.4	$47.2
Overall Average Rate of Return (OAR)	7.3%	6.3%
Mortgage Balance	($210.8)	($201.6)
Equity Position of Partnership	$422.2	$542.4
Lend Lease Share of Equity at 50%	$211.1	$271.2
Lend Lease Share of Estimated Loan Prepayment Penalty	($22.8)	($13.4)
Estimated Equity Position Net of Loan Prepayment Penalties	$188.3	$257.8

(1) The Free & Clear property values are based upon appraisals conducted by PricewaterhouseCoopers as of June 30, 2003 and June 30, 2004.
(2) Net Operating Income is before interest expense, depreciation and amortization

Occupancy Summary

Lend Lease

Gross Lettable Area (GLA) and Occupancy as of June 30, 2004

Land Area—126 Acres

	Owned Sq ft	Unowned Sq ft	Total Sq ft	**Occupancy %**
The Plaza				
In-Line GLA	744,589	–		96.9
JC Penney	171,558	–		100
Strawbridge's	193,500	–		100
Neiman Marcus	–	138,775		100
Nordstrom	–	225,000		100
Sears	–	215,252		100
Lord & Taylor	–	120,000		100
Subtotal	***1,109,647***	***699,027***	***1,808,674***	**98.7**
The Court				
In-Line GLA	246,632	–		94.5
Bloomingdale's	–	229,484		100
Macy's	–	252,243		100
Subtotal	***246,632***	***481,727***	***728,359***	**98.1**
Outparcels/Pavilion	83,584	230,059	313,643	100
Total Court and Plaza GLA	**1,669,922**	**1,180,754**	**2,850,676**	**98.7**

Lend Lease

In-Line Rollover

In-line Rollover Statistics — The Court & The Plaza

Fiscal Year	Sq ft Rolling*	Percentage Rolling %	Cum. Percentage %
Vacant	36,640	3.70%	3.70%
2005	46,888	4.73%	8.43%
2006	173,820	17.54%	25.96%
2007	80,577	8.13%	34.09%
2008	93,421	9.42%	43.52%
2009	160,565	16.20%	59.72%
2010	69,329	6.99%	66.71%
2011	102,759	10.37%	77.08%
2012	54,196	5.47%	82.54%
2013	70,075	7.07%	89.61%
2014	61,437	6.20%	95.81%
2015+	41,514	4.19%	100.00%
Total	**991,221**	**100.00%**	

*Reflects in-line SF only

Historical Financial Analysis

Lend Lease

	Actual FY01	Actual FY02	Actual FY03	Actual FY04
Avg. Effective Rent per sq ft ($) **(1)**	37.26	38.82	38.40	39.49
In-Line Occupancy **(2)**	91.9%	95.6%	94.1%	96.3%
Net Operating Income (US$'000)	20,385	22,626	22,232	23,224
Interest Expense (US$'000)	(8,706)	(8,427)	(8,104)	(7,779)
Investment Income (US$'000)	11,679	14,198	14,127	15,445
Loan Amortization (US$'000)	(3,729)	(4,005)	(4,318)	(4,655)
Capital Expenses (US$'000)	(2,846)	(2,775)	(777)	(1,311)
Lend Lease Cash Flow (US$'000)	5,104	7,418	9,032	9,478
Lend Lease Book Value (US$'000)	126,196	132,396	138,490	144,456
Return on Equity – Before Tax	9.4%	11.0%	10.5%	10.9%
Cash Yield – Before Tax	4.1%	5.7%	6.7%	6.7%
Return on Equity – After Tax **(3)**	5.5%	6.4%	6.1%	6.4%
Cash Yield – After Tax **(3)**	2.4%	3.4%	3.9%	3.9%

(1) Consists of in-place minimum and percentage rents
(2) Weighted average in-line occupancy for The Court and The Plaza
(3) Based upon Lend Lease's US tax rate of approximately 41.5%
(4) Figures relate to Lend Lease 50% share

Actus
Lend Lease

Lend Lease Investor Tour

Actus Lend Lease & Fort Hood Project Update

Jim Evans | *President, Asset Management Group*

Ed Veiga | *Asset Manager, Fort Hood Family Housing*

July 13, 2004





Agenda

Actus Lend Lease Overview – Jim Evans

- Actus History
- Client Demographics and Markets
- The Army Program (A Client's Perspective)
- Overview of Actus Projects

Fort Hood Family Housing (FHFH) LP – Ed Veiga

- III Corps and Fort Hood Command Brief
- FHFH Overview
- Resident Satisfaction
- Completed Projects

Note: All monetary values in presentation are in US$

Who is Actus Lend Lease?



History of Actus Corporation

- Founded in Napa, California in 1979
  - Involved in Design and Construction of Over 60 Military Housing Projects
  - Constructed About 16,000 Military Family Homes
  - Approx. $1.6 billion in Completed Construction
  - Award-winning D&C Management
- Sep 99 – Joint Venture between Actus (25%) and Lend Lease (75%)
- Exclusive Market – Military Family Housing







Current Actus Lend Lease Locations


Fort Drum
3,516 homes
Parsippany
Napa
Hawaii RCI
7,668 homes
Hickam AFB
1,356 homes
Honolulu
Fort Campbell
4,255 homes
Nashville
Fort Hood
5,912 homes
Tri-Command
1,718 homes
Actus Lend Lease Main Headquarters
Actus Lend Lease Regional Offices
Operational Projects
Pre-Close Projects

Actus Lend Lease is at work and growing. Our passion and commitment support one goal—developing and managing quality homes and communities that military families will be proud to call home.

Market Share

(Number of Homes)

- Our Service Partners
- Our Market Share


Actus
25%
Clark
17%
Picerne
12%
Forrest City
6%
Hunt
5%
GMH
16%
Lincoln
5%
American
Eagle
6%
Landmark
2%
Miller
Valentine
2%
Other
4%
Actus
Clark
Picerne
Forrest City
Hunt
GMH
Lincoln
American Eagle
Landmark
Miller Valentine
Other

Business Model

- Primary Fee Generating Businesses
  - Development & Master Planning
  - Design & Construction
  - Asset & Property Management
- Supporting Operations
  - Business Development
  - Commercial & Legal
  - Finance & Accounting

Army Fee Guidelines

- Property/Asset Management: 3 – 5% Gross Rent
- Development: 3 – 5% Total Development Costs
- Construction: 3 – 6% Total Hard Costs
- Other Fees:
  - Financial Advisory
  - Corporate Guarantee
- Reasonable Return on Invested Equity

Source: US Military Website

Markets

ctus Lend Lease future business ...... looking at:

- Continuation of Military Housing Privatization – past 2007 (2012?)
- Military Transient Lodging Facility Privatization
- IDIQ (MILCON) – Indefinite Delivery / Indefinite Quantity
  - ✓ Work with Army & Air Force Exchange Service (AAFES)
- Barracks Privatization
- Student Housing (Hawaii)
- Affordable Housing (Hawaii)
- Military Base Realignment and Closure (BRAC)

Working

- Alliances
  - ✓Home Depot

Potential

  - ✓AAFES
- Military Medical Facility Privatization
- Department of Defense Schools Privatization
- Department of Defense Disciplinary Facilities
- Military Base Support and Operations

Markets

Continuation of Military Housing Privatization past 2007

- Army: 11 more bases, 12,044 units, potential development $850M
- Navy: 5 more bases, 3,185 units, potential development $274M
- Air Force: 11 more bases, 11,860 units, potential development $836M

Potential of ~$2B in Development Scope

DIQ (Indefinite Delivery / Indefinite Quantity)

- Air Force program. Includes housing and commercial.
- Contract length – 5 years. Program capped at $2.5B - can go to $5.2B
- Actus Lend Lease one of nine developers(9 serious: Actus Lend Lease, Hunt, Parsons, Sundt, Weis-Caddell, CF Jordan, MWH, Jacobs, Earth Tech)
- Pilot project developers have edge: Hunt, Sundt and Parsons
- Start getting assignments in 04/05, start development in 05/06
- Program $20-30M a year from 2006 thru 2011
- Working with Wolpert and AAFES (~$80M)

Potential of ~$100-150M in Development Scope

Markets

ilitary Transient Lodging Facilities Privatization

Program includes 48 installations with possible 12 follow-on. Develop and Operate

- Currently 5 Groups planned – 1 a year. Program 2005 – 2010. Approx 19,200 rooms
- Group A: Redstone, Rucker, Polk, Hood, Sam Houston, Sill, Riley and Leavenworth

Potential of ~$1.2B in Development Scope (using $65K/unit)

arracks Privatization

All Services considering but Navy has taken lead

First Navy pilot is San Diego – 700 units, $47M (RFP in August 2004)

Funding, mandatory assignments and command authorities are challenges

ARMY	NAVY	MARINE CORPS	AIR FORCE	TOTAL Units
117,548	60,328	46,610	38,135	**263,281**

Potential of ~$18.3B in Development Scope

Our Competitors

Clark (Army/Navy/Air Force)
- Very strong, but lender problems with Army
- Partnering and bonding challenges
- Near capacity
- New alliance with Hunt for Army / Air Force projects

Hunt (Army/ Navy/Air Force)
- Never won an Army project
- Bonding challenges; may be at capacity from lender's point of view
- Challenges with all three Services

Picerne (Army)
- Selective bidding
- Working Army program

GMH (Army/Navy)
- Liked by Army
- Bid projects below our threshold

Forest City (Army/Navy)
- New to game; Navy success first time out

Lincoln (Army/Navy)
- Engaging with other partners than Clark

The Services Differ

The Army, Air Force, Navy, and Marine Corps don't always speak the same language. For instance, take the simple phrase "secure the building"...



The Army will post guards around the place.

The Air Force will take out a 5-year lease with an option to buy.

The Navy will turn out the lights and lock the doors.

The Marines will kill everybody inside and set up a headquarters.

Needs Vary Among Services

- Army
  - Big, Geographically Remote Installations
  - Higher Ratio of Enlisted to Officers
  - Technology a Big Issue - Need More Educated Service Members
  - Most Sensitive to Community Planning
- Navy/Marine Corps
  - Few, but Large Camps and Stations Often in High Rent Areas
  - Significant Barracks Problems (15,000 Sailors without Beds
- Air Force
  - Many Smaller Air Bases across the U.S.
  - Highest Base Closure Risk & Difficult "Form" Legal Documents
  - High Expectations for Housing Quality
  - Least Sensitive to Community Planning


ASSISTANT SECRETARY OF THE ARMY

RESIDENTIAL COMMUNITIES INITIATIVE (RCI)





GENDA

- The Case for Change
- RCI Program Overview
  - Background
  - RCI Process
  - Successes
  - Remaining Projects / Others
  - Developer and Local (Large / Small) Business Participation
- Current and Future Challenges
- Summary

Company - Lend Lease Corporation Limited
File No 82-3498



RESIDENTIAL COMMUNITIES INITIATIVE

Assistant Secretary of the Army (Installations and Environment)



THE CASE FOR CHANGE



White House photo by Eric Draper

"Without the ability to attract and retain the best men and women the Armed Forces will not be able to do their job."

"... and perhaps most important, we must forge a new compact with war-fighters and those who support them, one that honors their service and understands their needs and encourages them to make national defense a life-long career."

No aspect of our current defense posture is more orrisome than the decline in the standard of living f our Service members and their families which has ken place in recent years. Reversing this trend and nproving their quality of life is a principal priority of y Administration."

"We owe you and your families a decent quality of life."





RESIDENTIAL COMMUNITIES INITIATIVE

Assistant Secretary of the Army (Installations and Environment)



HE CASE FOR CHANGE -- INITIAL CHALLENGES

- Identify Problem
  - Inadequate funding ($7B backlog of revitalization / deficit)
  - Bureaucratic Practices
  - Non-core competency
- Examine Alternatives and Select Approach
  - Fix existing processes
  - Look at Government Corporation
  - Privatize
- Convince Leadership / Field / Industry / Key Stakeholders
- Obtain Necessary Authorities / Legislation
- Obtain Resources (Personnel / Dollars)





CI BACKGROUND

.992-1993 -- Get out of housing business -- not a core competency

;onsidered NAF Corporation for U.S. and Overseas Housing Authority

1996 -- Obtained legislation (MHPI authorities) allowing:

- Utilize private sector creativity, expertise, innovation and capital
- Build to local standards -- off-the-self designs, etc.
- Direct loans, equity, partnerships, mortgage guarantees, and other tools available

1996 / 1997 -- Established Army Capital Ventures Initiative

.eadership direction:

- Eliminate inadequate on-post housing
- Eliminate the deficit if funds are available
- Establish field-driven program

RCI program evolution starting in 1998

- Report directly to the Army Secretariat [ASA(I&E)] vs Army Staff
- Request for Qualifications (RFQ) vs Request for proposals (RFP)





RESIDENTIAL COMMUNITIES INITIATIVE

Assistant Secretary of the Army (Installations and Environment)



CI BACKGROUND -- 1998-2002

- Streamlined process
  - Acquisition / RFQ
  - Community Development and Management Plan (CDMP) flexibility
  - Organization
- Staffed and trained workforce
- Privatized 4 sites (>15,000 units) during these 5 years; led OSD effort
- Buy in at all stakeholder levels including:
  - Army Leadership & Installations
  - Internal / external stakeholders -- local communities, Congress, industry
  - Developers, customers, Small Business Admin, local businesses, etc.
- Developed Portfolio / Asset Management oversight (interest from other Services)





CI BACKGROUND -- OUR FOCUS
OLUTION TO FIX FAMILY HOUSING IN THE U.S.

SION -- Quality residential communities on Flagship Installations

OAL -- Eliminate inadequate Family Housing in U.S. in conjunction with litary Construction and Basic Allowance for Housing increases

BJECTIVES

- Eliminate revitalization reduce deficit
- Sustain adequate housing
  - Leverage assets / scarce funds
  - Attract quality partners
- Obtain private sector expertise, creativity, innovation, capital
  - Ensure reasonable profits
- Establish incentive based fees
- Develop partnerships with local (large / small) businesses
- Protect Army / Soldier interests with a Portfolio / Asset Management (PAM) program





RESIDENTIAL COMMUNITIES INITIATIVE

Assistant Secretary of the Army (Installations and Environment)





CI PROCESS
ROJECT CONCEPT TO TRANSFER

epare / Issue / Award RFQ* Solicitation

- velop concept
- rt NEPA / surveys
- rt assessments
- nduct due diligence
- pare 2-step RFQ
- ify Congress
- ue solicitations
- nduct training
- nduct evaluations
- ard project

Develop CDMP / Obtain Approvals**

- Conduct training
- Develop / resolve issues
- Complete NEPA
- Complete assessments
- Complete surveys
- Submit CDMP to HQ Army
- ○ Obtain Army approval
- ○ Finalize scoring estimate
- Obtain OSD / OMB approvals

Notify Congress

- Notify Congress
  - Project / CDMP -- 45 days
  - Reprogramming scoring $ into OSD account -- 30 days

Transition to Partner Operations

- Issue Transition Notice
- Complete documents
- ○ Close deal
- Start partner mobilization
- Start agreement oversight
- Start Portfolio / Asset Mgt
- ○ Transfer Assets / Opns

Oversee CDMP Execution

- ○ Execute CDMP
- Continue oversight
- Continue Port / Asset Mgt
- Collect BAH

equest for Qualifications

ommunity Development and Management Plan



RESIDENTIAL COMMUNITIES INITIATIVE

Assistant Secretary of the Army (Installations and Environment)



CI PROCESS -- CDMP COMPONENTS


CDMP
DEVELOPMENT PLAN
FINANCIAL PLAN
PROPERTY MANAGEMENT PLAN
• Master plan
• Renovation / construction
• Subcontracting / small business
• NEPA
• Schedule
• Life-cycle cash flow
• Sources / uses
• Balance sheet
• Transactional instruments
• Operations
• Maintenance standards
• Organization / staffing
• Transition





PROCESS -- CDMP DEVELOPMENT PLAN (E.G.)

Housing Area	Existing	Yrs 1-10	Yrs 11-20	Yrs 21-30	Yrs 31-40	Yrs 41-50
		⊘ 700	☆ 700			
		⊘ 90				
		⊗ 147	⊘ 147			
		⊗ 115	⊘ 115			
		⊘ 250				
		⊗ 112	◇ 112	⊗ 112	◇ 112	⊗ 112
		☆ 528	⊗ 528	⊗ 675	☆ 675	⊗ 675
					⊘ 585	
		☆ 462	⊗ 462 ☆ 163	⊗ 625	⊘ ☆ 625	⊗ 625
		☆ 572	⊗ 572	⊗ 572	⊘ ☆ 572	⊗ 572
# Units						

☆ New/ Replacement ◇ ajor Renovation ⊗ nor Renovation / Repair ⊘ lition



RESIDENTIAL COMMUNITIES INITIATIVE

Assistant Secretary of the Army (Installations and Environment)



CI PROCESS -- CDMP FINANCIAL WATERFALL

VERAGE PER MONTH PER UNIT/DWELLING

BASED ON FORT HOOD FAMILY HOUSING FY 2005 BUDGET

Basic Allowance for Housing (BAH)		$ 814
↳ Utilities (20% of BAH)		$ 155
↳ Operating Expenses		
Vacancy, bad debts, other income	$ 24	
Business Management	$ 12	
Property Management	$ 47	
Maintenance Management	$ 131	
Base Fees	$ 28	$ 242
↳ Insurance		$ 26
↳ Minor Capital Replacements		$ 32
↳ Private Debt Repayment		$ 175
↳ Bank One equity return		$ 24
↳ Performance Incentives		$ 12
↳ Cash Avail for Dev / Distribution		$ 148





CI PROCESS
ICE CDMP IS DEVELOPED / APPROVED, WHAT'S NEXT?

- Transition to partner
- Real estate deal -- lease and conveyance
- Partnership -- Limited Liability Corporation or Limited Liability Partnership
- Protections
  - Major Decisions Board -- budget
  - Ground Lease
  - Portfolio and Asset Management (PAM)





CI PROCESS -- PORTFOLIO / ASSET MGT (PAM)
OTECTING INTERESTS FOR 50+ YEARS

rogram designed to:

- Monitor health of RCI Portfolio
- Report to stakeholders on program and projects for next 50+ years

omprised of:

- ***Asset Management*** -- Day to day oversight / protection of housing assets / operations of a specific project -- at ***Installation Level***
- ***Portfolio Management*** -- Oversight / protection of housing assets and operations across entire portfolio of RCI assets -- at ***HQ Level***



RESIDENTIAL COMMUNITIES INITIATIVE
Assistant Secretary of the Army (Installations and Environment)



CI PROCESS -- PAM GOAL AND COMPONENTS

GOAL: To proactively and systematically mitigate risks and protect RCI assets to sustain RCI Program success

Monitor and Protect Army Interests and Investment; Sustain Quality
Compliance Testing
Other Portfolio Management Tools
Document Management
Transition Planning
Insurance Review
Army Training
Site Visits and Special Purpose Audits
Accounting and Financial Reporting

Company - Lend Lease Corporation Limited
File No 82-3498



WHY IS PORTFOLIO MANAGEMENT NEEDED?

50 Plus Year
No Cost
Ground Lease

$8.5 Billion in
Initial
Development

71,000 Families

26 Projects
(34 Installations)

$600 Million Direct
Investment

Partner in
$5 Billion Real
Estate Portfolio

EQR = $11.3 Billion AIMCO = $9.2 Billion Archstone = $8.2 Billion UDRT = $3.4 Billion



RESIDENTIAL COMMUNITIES INITIATIVE

Assistant Secretary of the Army (Installations and Environment)



CI PROCESS -- RESULTING DEALS

- Privatization projects are complex / multi-$B, 50-year deals
- Army out-leases underlying land; transfers title of improvements
- Partner collects rents equivalent to Basic Allowance for Housing
- Limited Liability Corporations / Limited Liability Partnerships -- used by Army to "partner" with Development Partners
- CDMP / Land lease documents provide details of the deal





CI PLAN -- 45 INSTALLATIONS (35 PROJECTS)

83,303 Family Housing Units; >93% of U.S. Owned Inventory

ojects Transferred (36,576 Houses)

- Ft Carson, CO - 1999
- Ft Hood, TX - 2001
- Ft Lewis, WA - 2002
- Ft Meade, MD - 2002
- Ft Bragg, NC - 2003
- Pres of Mont-Naval PS, CA - Oct 2003
- Ft Stewart-Hunter AAF, GA - Nov 2003
- Ft Campbell, KY - Dec 2003
- Ft Belvoir, VA - Dec 2003
- Ft Irwin-Moffett Fed AF-Parks RFTA, CA - Mar 2004
- Ft Hamilton, NY - Jun 2004

Partners Selected - Transfer Date (23,240)

- Walter Reed AMC, DC / Ft Detrick, MD - Aug 2004
- Ft Polk, LA - Oct 2004
- Ft Shafter / Schofield Brks, HI - Oct 2004
- Fts Eustis-Story, VA - Nov 2004
- Ft Leonard Wood, MO - Dec 2004
- Ft Drum, NY - Feb 2005
- Ft Sam Houston, TX - Mar 2005
- Carlisle Brks, PA-Ft Monmouth / Picatinny Ars, NJ - May 2005
- Fort Bliss, TX-White Sands Missile Range, NM - July 2005

Ongoing Solicitations (6,555)

- Ft Benning, GA
- Ft Rucker, AL
- Ft Gordon, GA
- Ft McPherson, GA

FY 2005 Budget (8,515)

- Ft Knox, KY
- Ft Leavenworth, KS
- Ft Riley, KS
- Redstone Arsenal, AL

Future Sites (8,417)

- West Point, NY
- Aberdeen PG, MD
- Ft Jackson, SC
- Ft Huachuca-Yuma PG, AZ
- Ft Lee, VA
- Selfridge ANGB, MI
- Ft Richardson, AK

1st 20 Projects: $444M Govt Investment Supports $7.2B in Private Initial Development



RESIDENTIAL COMMUNITIES INITIATIVE

Assistant Secretary of the Army (Installations and Environment)

INSTALLATIONS (11 PROJS) TRANSFERRED

ject (# Houses)			Status	
t Invest / Initial Scope / Initial Period				
rson		/ 2,664	Transferred to JA Jones then GMH	Nov 1999
10.1M	/ $229M	/ 5 years	841-unit deficit built; 1,603 renovated	
ood		/ 5,912	Transferred to Actus Lend Lease	Oct 2001
52.0M	/ $266M	/ 5 Years	290-unit deficit built; 818 replaced / renovated	
wis		/ 3,982	Transferred to EQR / Lincoln Prop	Apr 2002
0	/ $321M	/ 10 years	235 of 345-unit deficit built; 741 renovated	
eade		/ 3,170	Transferred to Picerne	May 2002
0	/ $460M	/ 10 years	126 of 308-unit deficit built; 422 renovated	
agg		/ 5,578	Transferred to Picerne	Aug 2003
49.4M	/ $447M	/ 10 years		
dio of Monterey-Naval PS		/ 2,209	Transferred to Clark Pinnacle	Oct 2003
0	/ $588M	/ 8 years		
ewart-Hunter Army Airfield		/ 3,702	Transferred to GMH	Nov 2003
37.4M	/ $357M	/ 8 years		
mpbell		/ 4,255	Transferred to Actus Lend Lease	Dec 2003
52.2M	/ $243M	/ 9 years		
lvoir		/ 2,070	Transferred to Clark Pinnacle	Dec 2003
0	/ $465M	/ 8 years		
vin-Moffett FAF-Parks RFTA		/ 2,806 (+200 UPH)	Transferred to Clark Pinnacle	Mar 2004
0	/ $358M	/ 8 years		
milton		/ 228	Transferred to GMH	Jun 2004
2.2M	/ $59M	/ 4 years		



EFORE / AFTER AT FORT HOOD
622 HOUSES TRANSFERRED TO PARTNER OCT 2001

<u>atus</u>

Out of 290 deficit, 290 built

935 replacements / major renovations completed



RESIDENTIAL COMMUNITIES INITIATIVE

Assistant Secretary of the Army (Installations and Environment)



5 MORE INSTALLATIONS (9 PROJS) AWARDED

oject (# Houses) vt Invest / Initial Scope / Initial Period			Status	
lter Reed AMC-Ft Detrick		/ 963	GMH Selected	Jul 2003
$1.2M	/ $71M	/ 3-5 years	Transfer to partner	Aug 2004
Polk		/ 3,821	Picerne Selected	Apr 2003
$64M	/ $279M	/ 11 years	Transfer to partner	Oct 2004
Shafter-Schofield Brks		/ 7,364	Actus Lend Lease Selected	Aug 2003
$0	/ $1,700M	/ 10 years	Transfer to partner	Oct 2004
Eustis-Story		/ 1,124	JA Jones then GMH Selected	Jan 2003
$14.8M	/ $135M	/ 6 years	Transfer to partner	Nov 2004
Leonard Wood		/ 2,472	American Eagle Selected	Nov 2003
$45M	/ $259M	/ 6 years	Transfer to partner	Dec 2004
Drum		/ 2,272	Actus Lend Lease Selected	Dec 2003
$52M	/ $320M	/ 10 years	Transfer to partner	Feb 2005
Sam Houston		/ 926	Lincoln Selected	Feb 2004
$6.6M	/ $145M	/ 10 years	Transfer to partner	Mar 2005
lisle Brks-Ft Monmouth-Picatinny Ars		/ 1,094	American Eagle Selected	Mar 2004
$22.5M	/ $144M	/ 10 years	Transfer to partner	May 2005
Bliss-White Sands Missile Range		/ 3,204	GMH Selected	May 2004
$38M	/ $324M	/ 10 years	Transfer to partner	Jul 2005

1st 20 Projects: $444.4M Govt Investment Provides $7,178M in Private Initial Dev

RESIDENTIAL COMMUNITIES INITIATIVE

Assistant Secretary of the Army (Installations and Environment)

CI PROGRAM -- 45 INSTALLATIONS

3,303 HOUSES; >93% OF ARMY'S U.S. INVENTORY)


Northwest
Ft Lewis
PoM / Naval PS
Ft Irwin / Moffet / Parks
Yuma PG
Ft Huachuca
Southwest
Ft Carson
Ft Riley
Ft Leavenworth
Ft Leonard Wood
Ft Bliss / White Sands MR
Ft Sam Houston
Ft Polk
Selfridge ANGB
Northeast
Ft Drum
West Point
Ft Monmouth /
Carlisle / Picatinny
Ft Hamilton
Walter Reed /
Ft Detrick
Aberdeen PG
Ft Meade
Ft Belvoir
Ft Lee
Ft Eustis / Story
Ft Knox
Ft Campbell
Ft Bragg
Redstone
Arsenal
Ft Jackson
Ft Gordon
Ft Benning
Ft McPherson
Ft Stewart / Hunter AAF
Ft Rucker
Southeast
cific
Ft Richardson
Ft Shafter / Schofield Brks
Projects Transferred
2004 / 2005 Projected Transfers
2006-Out Transfers





MALL BUSINESS PARTICIPATION

2 of 9 RCI evaluative criteria involve small / disadvantaged business plans and usage

Partners hold several Small Business Forums; intent is to seek partnerships with small / disadvantaged local businesses

As of Dec 2003, >74% of partner contracts ($238M of $318M) have gone to local small / disadvantaged businesses











AJOR LESSONS LEARNED

Projects are financially rewarding -- 1st 19 leveraging 18 to 1

PAM oversight (HQ / Installation levels) paramount to RCI success

Internal / external stakeholder involvement early on required

HMAs require closer looks -- are we sure we have a deficit?

Early mindset that partner equity is required has proven costly

Presuming that private sector views hazards as we do is incorrect

If you don't have tax determination officially, you don't have one

Those who didn't think Army would "fire" partner were wrong

Project delays have implications on -- AFHO, MPA BAH, etc.

RCI / RFQ processes have exceeded Army expectations



RESIDENTIAL COMMUNITIES INITIATIVE

Assistant Secretary of the Army (Installations and Environment)



UCCESS IS NOT WITHOUT ITS CHALLENGES

- *$850M Investment Cap*
  - Increase / Eliminate Cap
  - Keep Current Scoring Rules
- Off-Post Adequacy Standards
- Impact on Schools
- External Stakeholders
  - Small and Disadvantaged Business Participation
  - Local School Authorities
  - Local Politicians
  - Special Interest Groups
- Environmental Issues
  - Historic Properties
  - Footprint Decisions
  - Environmental Groups
- Taxation Determination
- Utilities
  - Privatization Impacts
  - Policy Implementation
  - Energy Savings Performance Contract Impact
- Residual Staffing
- Managing the Portfolio
- RCI Standards / SPiRiT
- Application of Davis-Bacon
- Resident Insurance
- Requirements Determination
- Timeline Delays







HE FUTURE
RIVATIZATION OF ARMY LODGING (PAL)

HY PRIVATIZE?



- 80% of lodging requires replacement or renovation
- Un-funded bill to fix lodging = $1B+
- PAL consistent with Leadership direction to transfer non-core functions and business risks to private sector



ROCESS



- Capitalize on RCI processes, successes and authorities
- Obtain private sector expertise, creativity capital to revitalize transient lodging

OAL: Privatize all CONUS transient lodging by 2011







HE FUTURE
NACCOMPANIED PERSONNEL HOUSING PRIVATIZATION

HY CONSIDER PRIVATIZING?

- Opportunity to consider whether benefits of RCI privatization are applicable to UPH

AJOR ISSUES

- Mandatory assignments cause up-front OMB scoring; makes UPH RCI unaffordable
- Availability of Military Personnel BAH funds
- Consequences of deployments on Soldier BAH entitlements

OALS -- Resulting from SECARMY / CSA approval to form Task Force

- Study / resolve policy issues -- propose policy changes / pilots as necessary
- Conduct due diligence and additional feasibility studies
- Program resources to implement, if initiative viable



UMMARY

Privatization:

- Fixes family housing in U.S. -- provides quality communities
- Shows positive results at first sites
- Protects Army / Soldier / Family interests with a Portfolio and Asset Management Program
- Has potential to fix / sustain Lodging and Unaccompanied Housing

Continued support from all stakeholders is paramount

Overview of Actus Lend Lease Projects




FORT HOOD
FAMILY HOUSING
ResidentsFirst


TRI-COMMAND
MILITARY HOUSING LLC
ResidentsFirst


HCFH
ResidentsFirst


CLIMB TO GLORY


COMMUNITY HOUSING



Project Personnel

Asset Managers	Fort Hood Ed Veiga 5,912 Homes	Tri-Command John Perry 1,718 Homes	Fort Campbell Tom Skrodzki 4,255 Homes	Hickam AFB David Falls 1,356 Homes	Hawaii Army RCI Harry Jackson 7,700 Homes	Fort Drum Joe McLaughlin 3,516 Homes
Controller	Marc Welch	Reggie Murphy	Mike Henson	Darryl Chai	Clary Kim	Joe Escudero
Property Manager	Melissa Mask	Michael Millwood	Jim Switzer	Terry Dowsett	Vicki Sharp	Brian Becchio
Maintenance Director	John Garcia	Dennis LaPorte	Steve Austin	Steve Boothe	Mark Crabtree	TBD
Development Manager	Matt Wilbourn	Justin Woodcock	Garland Anderson	Jeff Apitz	Steven Grimes	Ron Sanford
Sr. Construction Manager	Larry Michels	Tim Fraser	Mike Hale	Robert Scott	Robert Scott	TBD

Project Staff Sizes	Fort Hood	Tri-Command	Fort Campbell	Hickam AFB	Hawaii Army RCI	Fort Drum
Asset Management	7	4	6	4	12	6
Property Management	31	13	25	14	64	29
Maintenance	198	19	112	32	200	30
Development	1	1	1	2	2	1
Design & Construction	45	25	20	25	60	TBD
Total	**281**	**62**	**164**	**77**	**328**	**TBD**

Company - Lend Lease Corporation Limited
File No 82-3498

Typical Project Organization Structure



Asset Manager
Actus Lend Lease

Controller

Housing Market
Analyst

Deputy Asset
Manager or
Communications Director

Office Manager

Development Manager
Actus Lend Lease

Senior Construction Manager
Actus Lend Lease

Property Manager
Lend Lease Residential / Winn

Maintenance Director
All Star, J&J, or Other Sub



Fort Hood, Texas

Number of Homes	5,912
Revenues over 50-Year Term	$2.3B
FY 04 Projected Gross Revenue	$55.7M
Initial Development Scope	$219M
Initial Development Period	5 years (2001 to 2006)
New Homes	974
Renovated Homes	4,622
Converted Homes (2- to 4-br)	316
Total Subcontracts to Date	$133M
Small Business	86%
Local Business	81%
Community Facilities	4
Project Personnel	281



Newly Constructed Duplex at Fort Hood



Newly Constructed Handicap Accessible Home



Interior View of Model Home

Tri-Command Military Housing
Beaufort/Parris Island, South Carolina

[illegible]	[illegible]
Revenues over 50-Year Term	$1.0B
FY 04 Projected Gross Revenue	$17.8M
Initial Development Scope	$106M
Initial Development Period	4 years (2003 to 2007)
New Homes	501
Renovated Homes	1,217
Total Subcontracts to Date	$34M
Small Business	89%
Community Facilities	5
Project Personnel	62



Completed Renovation of Historic Quarters #4

Newly Constructed Homes at Marsh Landing



Enjoying the Neighborhood Playground



Fort Campbell, Kentucky

[illegible]	[illegible]
Revenues over 50-Year Term	$1.4B
FY 04 Projected Gross Revenue (First 7 Months of Operations)	$18.6M
Initial Development Scope	$100M
Initial Development Period	6 years (2003 to 2009)
New Homes	891
Renovated Homes	3,364
Total Subcontracts to Date	$3.1M
Small Business	83%
Local Business	93%
Community Facilities	4
Project Personnel	164



A Day of Fun at the FCFH-sponsored Ice Rink

Future Neighborhood at Fort Campbell



Interior View of Model Home

Hickam Air Force Base, Hawaii



[illegible]	[illegible]
Revenues over 50-Year Term	$1.3B
BAH Revenue - Year 1	$21.4M
Initial Development Scope	$239M
Initial Development Period	5 years (2004 to 2009)
New Homes	638
Renovated Homes	718
Total Subcontracts for Project	$162M
Small Business Goal	85%
Local Business Goal	85%
Community Facilities	2
Project Personnel	77



Families Are Our #1 Focus!

Future Neighborhood Community Center

Future Neighborhood at Hickam AFB



Hawaii Army RCI

[illegible]	[illegible]
Revenues Over 50-Year Term	$5.1B
BAH Revenue - Year 1	$126.9M
Initial Development Scope	$1.7B
Initial Development Period	10 years (2004 to 2014)
New Homes	5,389
Renovated Homes	2,505
Total Subcontracts for Project	$1.2B
Small Business Goal	85%
Local Business Goal	85%
Community Facilities	16
Project Personnel	328



Future Home for Army Hawaii Family Housing



Future Neighborhood Community Center



Community Activities Are a Top Priority!

Company - Lend Lease Corporation Limited
File No 82-3498

Fort Drum, New York

[illegible]	[illegible]
Revenues over 50-Year Term	$1.6B
BAH Revenue - Year 1	$34.9M
Initial Development Scope	$329M
Initial Development Period	10 years (2004 to 2014)
New Homes	1,576
Renovated Homes	1,940
Total Subcontracts for Project	$273M
Small Business Goal	85%
Local Business Goal	85%
Community Facilities	7
Project Personnel	120



We Support Families During Deployment

Future Neighborhood Community Center



Future Home at Fort Drum

Fort Hood Family Housing


FORT HOOD
FAMILY HOUSING
ResidentsFirst

Ed Veiga

Asset Manager, Fort Hood Family Housing



Fort Hood Family Housing
Agenda

- III Corps & Fort Hood Command Brief
- Where We Started
- The Transition to The Partnership
- Fort Hood Family Housing Organization
- Development Plan
- New Homes, Conversions, Renovations
- Small & Local Business Utilization
- Our Residents
- Financial Update
- Completed Project Success Stories

Company - Lend Lease Corporation Limited
File No 82-3498





Command Brief--Fort Hood, TX

JULY 2004

FORT HOOD. TEXAS - LOCATION



Amarillo
40
27
Lubbock
84
Wichita Falls
Ft. Worth
Dallas
35
75
30
20
Texarkana
Marshall
Longview
Tyler
Big Spring
Midland
Abilene
El Paso
Odessa
10
San Angelo
Waco
Killeen
45
Ft. Stockton
Austin
Beaumont
Orange
Port Arthur
San Antonio
Houston
Big Bend Nat'l Park
Del Rio
Victoria
37
Corpus Christi
Laredo
77
McAllen
Brownsville
S. Padre Island
Fort Hood
Copperas Cove
Killeen
Nolanville
Temple
Harker Heights

- APPROXIMATELY 60 MILES NORTH OF AUSTIN, 50 MILES SOUTH OF WACO
- 98% OF ALL MILITARY FAMILY MEMBERS LIVE WITHIN 10 MILES OF THE FLAGPOLE
- 62 YEARS YOUNG
- WWII TRAINING CAMP FOR THE ARMY'S TANK DESTROYER TACTICS & FIRING CENTER

FORT HOOD STATISTICAL SNAPSHOT



SUSTAIN
SUPPORT
DEFEND

- ➢209,089 ACRES – 335 SQUARE MILES
  - MANOEUVER AREA: 138,266 ACRES
  - LIVE FIRE IMPACT AREA: 63,000 ACRES
- ➢446 MILES OF PAVED ROADS
- ➢23 ACTIVE ACCESS CONTROL POINTS
- ➢447 MILES OF TANK TRAILS
- ➢ 4856 ACTIVE BUILDINGS
- ➢1935 MILES OF UTILITY LINES
- ➢2 AIRFIELDS
- ➢NORTH FORT HOOD MOBILIZATION SITE
- ➢CURRENT ONGOING MILITARY CONSTRUCTION: $278M



FORT HOOD: THE ONLY 2 DIVISION INSTALLATION IN US ARMY





450 TANKS
509 BRADLEYS
163 AIRCRAFT
1497 OTHER TRACKED VEHICLES
44,954 SOLDIERS
III ARMORED CORPS
PHANTOM WARRIORS

Military Assigned	
4th Infantry Division	12,888
1st Cavalry Division	17,797
13th Corps Spt Cmd	6,571
21st Cavalry Bde	470
89th MP Bde	1,112
504th MI Bde	607
3d Signal Bde	1,709
13th Finance Group	312
HQ CMD/GARR	1,112
MEDDAC, DENTAC; Operational Test Cmd; Other.	2,376



THE FORT HOOD COMMUNITY: AN ENDURING INSTALLATION





on post schools
· 2 under construction)
15 teachers
7,419 students
on/off post

52 motor pools--
7.2 miles of
combat power







LARGEST
IN THE ARMY

12 chapels

gyms





98 barracks
prox. 15,344 soldiers)

6,143 family quarters
(Privatized 1 Oct 01)



PX

2 huge "department stores,"
2 huge "grocery stores," and
90 Exchange Facilities

- ☑ >169,404 Total Population Served
- ☑ > 44,954 Soldiers/Airmen
- ☑ 77,060 Retirees
- ☑ 17,301 On-Post Family Members
- ☑ 19,138 Off-Post Family Members
- ☑ 4,030 Civilian Employees
- ☑ >6,721 Service & Contractor Employees
- ☑ 9,990 Contracts
- ☑ 2,599 Volunteers Each Month



TOTAL YEARLY ECONOMIC IMPACT
$3.9 BILLION



THE FORT HOOD SOLDIER



MALE: 85%
FEMALE: 15%

98% HAVE A
HIGH SCHOOL DIPLOMA

50% ARE MARRIED;
9.4% TO ANOTHER SOLDIER



58% CAUCASIAN
27% AFRICAN AMERICAN
8% HISPANIC
1% NATIVE AMERICAN
2% ASIAN/PACIFIC ISLANDER
4% OTHER

70% OF SGT AND BELOW HAVE
DEPENDENTS



FORT HOOD:
AN ENDURING PLACE TO TRAIN


SUSTAIN
SUPPORT
DEFEND

- Home of the most powerful corps in the world.
- 335 square-mile installation
- Largest investment in training devices/ simulations ($440M) in the Army
- 63,000 acres in the impact area
- 138,266 acres for maneuver area
- Largest aviation training area in the Western World (15,900 square miles)


FORT HOOD TRAINING AREAS
Gatesville
bined Arms
ning Area
30 Km
Copperas
Cove
13 Km
Killeen
12 Km
5 Km
CSS Logistic
Area
Belton
Temple

FORCE PROVIDER FOR OEF & OIF-1

FORT HOOD: ARMY INSTALLATION DEPLOYMENT EXCELLENCE AWARD WINNER – 2003!



Not one late movement!

22,158 pieces on 67 ships

21,626 pieces on 6,179 railcars

43,701 soldiers on 294 aircraft

65%+ of Fort Hood!

TF Ironhorse (4 INF DIV)

45 of 52 separate companies from 13 COSCOM

1-227AVN BN

15MI BN

720 MP BN

16 SIG BN



ARMY STRATEGIC MOBILITY PROGRAM (ASMP)



Copperas Cove
Killeen
Harker Heights
Nolanville
Union Grove
Oakalla
Youngsport
Watson
Briggs
Prairie Del
Florence
Jarrell
Mahomet
Andice
Weir
Hunt Crossing








Company - Lend Lease Corporation Limited



RAILHEAD




Before

4 SPURS

CAN LOAD 164 RAILCARS IN A 24 HOUR PERIOD

13-14 DAYS TO LOAD A DIVISION

REQUIRED DEPLOYMENT TIME TO PORT NOT BEING MET




NOW

- 880 ACRES
- 12 LOADING SPURS
- 9 SORTING TRACKS
- LOAD 360 RAILCARS IN A 24 HOUR PERIOD
- RAIL-LOAD DIVISION TO PORT IN 6-7 DAYS

(MEETS REQUIREMENT)

AIRFIELD OPERATIONS

Robert Gray Army Airfield




Before

Deployment apron too small
Crash Rescue building old and poorly located
Passenger terminal capacity 429 soldiers
5 wide body aircraft at a time
Inadequate control tower




Today/Future

- Apron expanded to a MOG of 9
- New Crash Rescue building - scheduled for completion Aug 03
- New passenger terminals scheduled for completion Fall 05 (will service 900 soldiers)
- Airfield scheduled to increase in size to accommodate 10 C-17's- scheduled for completion Aug 03
- Ammo upload pad -completion date Aug 03
- New state of the art control tower under construction-scheduled for completion Aug 03



Fort Hood – Where We Started...



5,922 On Post Houses
including
300 Leased Homes

13 Villages

9,458,433 sq ft



22,500 Off Post Families/Bachelors

500 Landlords

20,600 Deposit Waivers

Referral and Relocation Services

Basic Allowance for Housing Surveys

Housing Market Analysis




The Transition to.....


FORT HOOD
FAMILY HOUSING



Fort Hood Family Housing
Partnership Organization
Legal Structure
Army Operating Documents
Army Contract
Ground Lease
Business Agreement
Municipal Services Agreement
Lock Box Agreement
Bill of Sale
Deed of Existing Improvements
BOCC Financing Documents
Private Lender
SPE Lessor (BOCC)
FHFH "Seller" Loan
Sublease
Bondable Lease
Indenture Trust Agreement
Fort Hood Family Housing LP
General Partner FHFH Inc. (Actus Lend Lease)
Limited Partners The Army Actus Lend Lease LLR
Participation Agreement
Partnership Agreement
Financial Advisory Agreement
Development and D&C Documents
Development Services (Actus LL)
Design & Construction Contractor (Actus LL)
Construction Guarantor (Lend Lease Corp)
Development Services Agreement
D&C Contract
Construction Guarantee
Property Operating Documents
Management Agreement
Property Management Agreement
Maintenance Agreement
Actus LL Manager (Actus LL)
Property Manager (LLR)
Maintenance Contractor (All Star)
LLR = Lend Lease Residential



Fort Hood Family Housing

Organization

- Asset Manager — Army Client Partner
  - Controller
  - Housing Market Analyst
  - Office Manager
  - Development Manager
    - D & C Manager
      - Actus Lend Lease Personnel
        - Subcontractors
  - Property Manager
    - Residential Services Personnel
  - Maintenance Manager
    - FHFH Maintenance Personnel
      - Subcontractors



Fort Hood Family Housing
Development Plan


100%
80%
60%
40%
20%
0%
1,214
3,568
840
3,880
1,736
567
5,056
856
5,912
Initial Status
Current Status
Year 5 Projected Status
Year 9-50 Projected Status

Overall Poor Condition

Does Not Fully Meet Standards / Overall Fair

Complies with Size & Quality Standards / Overall Good Condition

All Inadequate Homes Eliminated in 5 Years

76% Decrease in Amber homes within 5 Years

All Homes Reach and Maintained at Green Status from Year 9



Fort Hood Family Housing
Development Plan

Company - Lend Lease Corporation Limited
File No 82-3498

OUT YEAR PLAN - 2005 Operating Budgets
2004 BAH plus 2% Thereafter

[illegible]	[illegible]	[illegible]	Yrs 1-5	6-10	11-15	16-20	21-25	26-30	31-35	36-40	41-45	46-50
hafiea	1956	674	●	◇						☆		
omanche I	1972	262	●		▼						☆	
omanche I	2005	18	☆						▼			
omanche 2	1973	360	▼						▼			
omanche 2	2002	96	☆						▼			
omanche 2 Conv	1973	316	◇						▼			
omanche 3	1974	884	●			▼					◇	
omanche 3	2004	406	☆						▼			
auma	1995	227						▼				
auma	2003	280	☆						▼			
McNair	1940	272	◇				☆					
Montague 1A	1960	119	▼			☆						▼
Montague 1B	1957	168	○	▼						☆		
Montague 2	1998	140						▼				
Montague	2003	224	☆						▼			
atton	1987	17	▼					◇				
atton	1957	132	◇					◇				☆
atton Golf	2010	232		☆ (95)	☆ (127)					▼		
ershing	1960	690						▼				☆
enable	1969	280	●			▼					☆	
Wainwright	1957	227	▼					☆				
Walker	1950	232										
Total Homes		5,912										

☆	Replacement		●	Minor Renovation
◇	Major Renovation	Approx $40K	◈	Technical Upgrade
▼	Medium Renovation	Approx $20K	X	Demolished



Fort Hood Family Housing
New Homes



...e First of 974 New ...omes Started in ...nuary 2002...





...and Residents Started Moving In September 2002!

Fort Hood Family Housing
Conversions



632, High-Density, Two Bedroom "Stacked Flats" Begin the Transition to…

…316 Four Bedroom Town Homes for Senior NCO Families

Company - Lend Lease Corporation Limited
File No 82-3498

Fort Hood Family Housing

Renovations

Fort Hood's Oldest Homes (circa 1948) become....

...Revitalized Town Homes for Junior Grade Families



Fort Hood Family Housing
Development Update – New Construction

Village	Homes Completed	Homes Remaining	Contract Completion Date	Completion Date Actual (A) Projected (P)
Comanche II Infill (36)	36	0	Oct 02	Nov 02 (A)
Kouma II (224)	224	0	Aug 03	Jun 03 (A)
Montague III (146)	146	0	Jan 04	Oct 03 (A)
Comanche IIIA (80)	80	0	Apr 04	Oct 03 (A)
Kouma III (66)	0	66	n/a	Oct 03 (P)
Comanche IV (326)	250	76	Feb 05	Jul 04 (P)
Montague IV (78)	0	78	n/a	Jun 05 (P)
Comanche V (18)	0	18	n/a	Jun 05 (P)

Company - Lend Lease Corporation Limited
File No 82-3498



Fort Hood Family Housing
Development Update
Conversions/Renovations

Village	Homes Completed	Homes Remaining	Contract Completion Date	Completion Date Actual (A) Projected (P)
McNair (272)	272	0	Sep 03	Jun 03 (A)
Comanche II Conversion (316)	170	146	Dec 05	Oct 05 (P)
Interior Renovations (1,043)	433	610	Sep 05	Sep 05 (P)
Exterior Revitalization	n/a	n/a	Sep 05	Oct 03 (A)



Fort Hood Family Housing
Small & Local Business Utilization
($ Millions)

TOTAL FHFH RESULTS*	To Date	Percent to Date	To Date Local	Percent to Date Local
Total Contracts	$137.7	100%	$111.1	80.7%
Large Business	$19.5	14.1%	$12.8	9.3%
Small Business	$118.2	85.9%	$98.3	71.4%
• Disadvantaged	$18.3	13.3%	$16.1	11.7%
• Veteran owned	$17.1	12.4%	$17.1	12.4%
• Women owned	$21.2	15.4%	$17.1	12.4%
• HUB-Zone	$10.2	7.4%	$1.3	1.0%
• Others	$49.6	37.4%	$46.7	33.9%

Contract amounts awarded to local and small businesses from October 1, 2001 through May 31, 2004



Fort Hood Family Housing
Residents

- Current profile
  - 6,021 homes in the inventory
    - 5.1% occupied by JENL (E1-E3)
    - 71.0% occupied by JNCO (E4-E6)
    - 13.6% occupied by SNCO (E7-E9)
    - 10.2% occupied by Officers (O1-O9)
  - Average Occupancy 97.2% YTD
  - 3,886 Soldiers currently waiting for quarters

Fort Hood Family Housing
Grade Designation


999
469
102
36
11
409
3886
E1-E3 ($712)
E4-E6 ($787)
E7-E9 ($900)
O1-O3/W1-W3 ($881)
O4-O5/W4-W5 ($1,000)
O6 ($1,083)
O7-O9 ($1,096)

(2004 Average BAH Rates)


FORT HOOD
FAMILY HOUSING

Fort Hood Family Housing
Basic Allowance for Housing (BAH)
(US$ per month)

	2002	2003	2004
Average BAH	$674.31	$747.75	$803.11
% Increase	+7.2%	+10.9%	+7.8%



Fort Hood Family Housing LP

Statement of Operations

	30-Jun-02	30-Jun-03	30-Jun-04
REVENUE	$ 33,084	$ 47,385	$ 53,440
OPERATING EXPENSES (excluding depr & amort)	18,441	26,629	29,024
NET OPERATING INCOME	$ 14,643	$ 20,756	$24,416
Depreciation & Amortization	2,192	3,142	5,056
Debt Service	8,731	9,838	8,099
Start Up Costs (legal, consulting & transitions costs)	3,961	-	-
Guaranteed Investment Contract Interest Income	(3,785)	(4,445)	(2,224)
NET INCOME	$ 3,544	$ 12,221	$ 13,485



Fort Hood Family Housing LP
Balance Sheet

FORT HOOD FAMILY HOUSING LP
BALANCE SHEET FOR THE FISCAL YEARS ENDING 30 JUNE ($000's)

	30-Jun-02	30-Jun-03	30-Jun-04
ASSETS			
CURRENT ASSETS	$ 231,442	$ 158,024	$ 94,233
PROPERTY & EQUIPMENT, net	131,649	222,258	297,319
OTHER ASSETS	6,437	6,273	6,123
TOTAL ASSETS	$ 369,528	$ 386,555	$ 397,675
LIABILITIES & EQUITY			
CURRENT LIABILITIES	$ 9,746	$ 14,552	$ 12,187
LONG TERM DEBT	205,825	205,825	205,825
PARTNER'S CAPITAL	153,957	166,178	179,663
TOTAL LIABILITIES & PARTNER'S EQUITY	$ 369,528	$ 386,555	$ 397,675



Fort Hood Family Housing LP
Revenues*

REVENUES

$000's
60,000
50,000
40,000
30,000
20,000
10,000
0
FY 2002
FY 2003
FY 2004
Actual
Proforma

*Note: Data compiled by Fort Hood Family Housing Financial Controller; audited by Grant Thornton LLP (Independent CPA).



Fort Hood Family Housing LP
Operating Expenses*

OPERATING EXPENSES

30,000
25,000
20,000
15,000
10,000
5,000
0
$000's
FY 2002
FY 2003
FY 2004
Actual
Proforma

*Note: Data compiled by Fort Hood Family Housing Financial Controller; audited by Grant Thornton LLP (Independent CPA).



Fort Hood Family Housing LP
Net Operating Income*

NET OPERATING INCOME
(before debt service, depr & GIC interest income)

25,000
20,000
15,000
10,000
5,000
0
$000's
FY 2002
FY 2003
FY 2004
Actual
Proforma

*Note: Data compiled by Fort Hood Family Housing Financial Controller; audited by Grant Thornton LLP (Independent CPA).

Fort Hood Family Housing LP
Total Capital Sources and Uses


Total Capital Sources: $275,331,000
$11,526,000
$6,000,000
-$20,000
$20,250,000
$185,575,000
2,000,000
Private Loan
Government Investments
Private Equity
Partnership Equity
GIC Interest
Trsf to Reinvestment Acct
Total Capital Uses: $275,331,000
$22,444,000
$14,822,000
$5,332,000
$13,047,000
$219,686,000
Hard Costs (Incl D&C Fees)
Soft Costs - Upfront
Soft Costs - Recurring
Soft Costs - Fees
Soft Costs - Reserves

harts depict the total capital sources that will be used to finance the Project based on the pro forma.



Fort Hood Family Housing LP

Debt Coverage Ratios

	2002	2003	2004
Financial Close	1.21	1.15	1.17
Current	1.77	1.54	1.84

- Debt Coverage Ratio (DCR) measures the ability of a project to service its debt payment.
- If NOI equals the debt service payment(s), the DCR equals 1.0.
- Typical DCR for MHPI program are approximately 1.2.
- Financial close ratios relate to the minimum requirements agreed at commencement of project.



Fort Hood Family Housing LP
Loan Terms

	Tranche A (Societe Generale)
Original Balance:	*$185,575,000*
Current Balance:	*$185,575,000*
Maturity Date:	*A-1: 10/15/2014; A-2: 10/15/2022; A-3: 10/15/2030 ; A-4: 10/15/2036*
Lender:	*Societe Generale*
Interest Rate:	*A-1: 6.42%; A-2: 6.90%; A-3: 7.01%; A-4: 7.06%*
Prepayment:	*N/A*
Other:	*Minimum Debt Coverage Ratio of 1.10 Calculation is NOI divided by total debt service payments.*



Fort Hood Family Housing LP
Incentive Performance

	FY2003				FY2004				FY2004 Totals
	Sep-02	Dec-02	Mar-03	Jun-03	Sep-03	Dec-03	Mar-04	Jun-04	
Fort Hood									
Eligible $	$434,225	$391,472	$513,102	$616,379	$495,931	$471,168	$424,180	$428,000	$1,819,279
Awarded %	99%	99%	100%	100%	100%	100%	97%	99%	99%
Awarded $	$429,883	$387,558	$513,102	$616,379	$495,931	$471,168	$411,455	$423,720	$1,802,274

- Incentive fees for the Jun 04 quarter are only a projection; still awaiting official results from the Army.



Fort Hood Family Housing
Resident Satisfaction


FORT HOOD
FAMILY HOUSING


Fort Hood Family Housing

Playground & Pavilion Construction



Comanche II New Construction



New Construction in Kouma Village



New Pedestrian Walkway in Montague III



Fort Hood Family Housing

Comanche II Village

Comanche II New Construction



Comanche II Newly Completed Home




Fort Hood Family Housing
Montague III Village




New Construction at Montague IIIB

New Construction at Montague IIIC





Fort Hood Family Housing
Montague III Village



Newly Constructed Duplex



Occupied Homes in Montague III

Montague III Handicap Accessible Home






FORT HOOD * FAMILY HOUSING
Residents First

Fort Hood Family Housing

McNair Village



Newly Renovated 2-bedroom Homes for Junior Enlisted Families



McNair Resident Pride!


FORT HOOD
FAMILY HOUSING

Fort Hood Family Housing
Patton Park



Patton Park Running/Biking Trail

New Fence Construction in Patton Park


Fort Hood Family Housing
Success Stories
FORT HOOD FAMILY HOUSING
Kouma Village
Model Home

Lend Lease
CORPORATION

Lend Lease Corporation Limited

ABN 32 000 226 228

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

www.lendlease.com

20 July 2004

The Manager
Companies Section
Australian Stock Exchange Limited

The Manager
Companies Section
New Zealand Exchange Limited

Pages: Seven (7) pages

Dear Sir

Re: Stock Exchange Announcement
Notification of Share Cancellation

Attached is a copy of Form 484 lodged with the Australian Securities and Investments Commission today in relation to the cancellation of 486,679 ordinary shares pursuant to the Company's on-market share buyback. The current issued capital of Lend Lease Corporation Limited is 399,706,478.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary


SEC MAIL PROCESSING
RECEIVED
AUG 0 6 2004
WASH. D.C.
185
SECTION

Australian Securities &
Investments Commission

Company - Lend Lease Corporation Limited
File No 82-3498

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Lend Lease Corporation Limited

ACN/ABN
32 000 226 228

Corporate key
36655431

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Sue Sharpe

ASIC registered agent number (if applicable)

Telephone number
02 9236 6117

Postal address
Locked Bag 1
Millers Point NSW 2000

Total number of pages including this cover sheet
6

Please provide an estimate of the time taken to complete this form.
hrs 5 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Susan June Sharpe

Capacity
- [ ] Director
- [x] Company secretary

Signature
S. Sharpe

Date signed
20/07/04
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title
A	A
B	B ...etc
EMP	employee's
FOU	founder's
LG	life governor's
MAN	management
ORD	ordinary
RED	redeemable
SPE	special

Share class code	Full title
PRF	preference
CUMP	cumulative preference
NCP	non-cumulative preference
REDP	redeemable preference
NRP	non-redeemable preference
CRP	cumulative redeemable preference
NCRP	non-cumulative redeemable preference
PARP	participative preference

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Company - Lend Lease Corporation Limited
File No 82-3498

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**

- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

- [ ] Minimum holding buy-back by listed company
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	486,679	$5,092,122.39

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

13/07/04
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☐ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory NSW

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] / [M M] / [Y Y]

C4 Continued... Further changes to the register of members

Company - Lend Lease Corporation Limited
File No 82-3498

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] / [M M] / [Y Y]



Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

21 July 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By electronic lodgement

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Lend Lease Corporation Limited advises the on market buyback of 146,944 shares for $1,608,699 on Tuesday 20 July 2004. The highest price paid was $10.98 and the lowest price paid was $10.91. The total maximum number of shares that may still be bought back under the buyback is 41,998,986 (refer attached Appendix 3E).

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	24 May 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,854,070	146,944
4	Total consideration paid or payable for the shares	$19,366,658	$1,608,699

+ See chapter 19 for defined terms.

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.95 date: 19-Jul-04 lowest price paid: $10.24 date: 30-Jun-04	highest price paid: $10.98 lowest price paid: $10.91 highest price allowed under rule 7.33: $11.3799

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	41,998,986

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ......S. Sharpe...... Date: 21/7/04
(~~Director~~/Company secretary)

Print name:


Company - Lend Lease Corporation Limited
File No 82-3498


Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

22 July 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By electronic lodgement

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Lend Lease Corporation Limited advises the on market buyback of 42,334 shares for $460,264 on Wednesday 21 July 2004. The highest price paid was $10.92 and the lowest price paid was $10.83. The total maximum number of shares that may still be bought back under the buyback is 41,956,652 (refer attached Appendix 3E).

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	24 May 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	2,001,014	42,334
4	Total consideration paid or payable for the shares	$20,975,357	$460,264

+ See chapter 19 for defined terms.

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.98 date: 20-Jul-04 lowest price paid: $10.24 date: 30-Jun-04	highest price paid: $10.92 lowest price paid: $10.83 highest price allowed under rule 7.33: $11.3946

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	41,956,652

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 22/7/04
(~~Director~~/Company secretary)

Print name:



Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

23 July 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By electronic lodgement

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Lend Lease Corporation Limited advises the on market buyback of 116,251 shares for $1,250,454 on Thursday 22 July 2004. The highest price paid was $10.83 and the lowest price paid was $10.68. The total maximum number of shares that may still be bought back under the buyback is 41,840,401 (refer attached Appendix 3E).

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6. Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	24 May 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	2,043,348	116,251
4	Total consideration paid or payable for the shares	$21,435,620	$1,250,454

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.98 date: 20-Jul-04 lowest price paid: $10.24 date: 30-Jun-04	highest price paid: $10.83 lowest price paid: $10.68 highest price allowed under rule 7.33: $11.3799

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	41,840,401

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 23/7/04
(~~Director~~/Company secretary)

Print name:

+ See chapter 19 for defined terms.